Coliseum Dreams, LLC.

Business Plan

Ranada D. Riley, Owner
Created on July 8th, 2020

Executive Summary

Product

Coliseum Dreams, LLC (referred to from hereon as the "Company") is intended to be established as a S-corporation at 312 South Ashland Avenue, Suite 100, Lexington, KY 40502, with the expectation of rapid expansion in the catering/restaurant/events industry. The Company solicits financial backing in order to be able to introduce its new service (described below).

Business Description

The Company shall be formed as an S-corporation under Kentucky state laws and headed by Ranada D Riley. The business will be multifaceted to include family style meals for pick up and delivery, private chef table dinners, celebrity chef table dinners, local chef pop-up dinners, weekly artisanal grab and go, cooking classes, large and small boutique style catering. A second component of the business will include an online facet which requires membership to join and receive 4 Zoom based and interactive cooking classes. A perk of membership includes a first option for all special events. A local music and local art component will be on this portion of the web component which further promotes Ranada's brand of local music, local art, local food.

Customers

The customer base for this company is primarily local; however, the goal is to grow the membership component into a national brand with the monthly cooking membership segments and online interaction tools. Ranada Riley has a very large following that has supported her career in the culinary industry.

Company Description

Mission Statement

Enhance and educate the palate with the freshest ingredients and flavors while surprising, exciting and entertaining each guest with personal care, service and attention.

Principal Members

Ranada D. Riley – Owner and Organizer

 Mike Crowe, CPA — accountant

Bobbie Neuman - 2% owner

Raenae Moore – Registered Agent and 2% owner

Legal Structure

Kentucky Limited Liability Company

Investor Opportunity & Funding Request

The funding proceeds will be used for the following purposes:

Web design - $5500 final estimate with Digital Savvy Consulting
Equipment - $20,000 with C worth and new equipment.
Hood Exhaust and Plumbing - $24,000
Smallwares - $6,000 - much equipment it on site
Awning and branding - $5400 - B&W awning
Merchandise - variables
Start up costs for transition into online component and upscale boutique catering - fixed
overhead of $4800 monthly (rent, utilities, insurance)

Business Summary

INDUSTRY OVERVIEW

The trend with Covid-19 is family meal pick up and curbside to go. Cooking classes
have become a trend as well with more people cooking from home.

The 312 South Ashland Avenue location is in the center of highest income ratio in
Lexington and the most educated zip code in the state. Disposable income combines
with 3rd in the nation per capita with restaurants.

The target market will be primarily the Chevy Chase area and Downtown Lexington, KY

The estimated number of potential clients within the Company's geographic scope is
125,000 with the online reach being limitless.

Marketing Summary

PROMOTIONAL STRATEGY

Marketing will include all social media platforms, Facebook, Instagram, Snap Chat,
Twitter. Media publications to include TOPS in Lex, Ace Magazine and Smiley Pete
Publishing. Donations to major non-profits in lieu of advertising is generally Ranada's
method of gaining more brand recognition while being a part of helping the

communitYas a strong benefactor.

COMPETITION

In the catering/restaurant/events industry, customers make choices based upon the highest income ratio in Lexington and the most educated zip code in the state. Disposable income combines with 3rd in the nation per capita with restaurants.

Competition
Derea and Friends Catering
Selmas Catering
Wild Thyme
Bluegrass Catering

FINANCIAL PLAN

First Year Projections

*Family Meals Weekly - 30 per day at average of $45 - 5 days weekly = $6750.00 weekly. Quart cocktail sales $1500 weekly based on Ranada's Bistro and Bar projections. - Totalling $33,000 monthly minimum.

*Chefs Table Dinners - 1 monthly at $75 per person - 15 people = $1125 monthly plus alcohol sales of approximately $500. $1625 monthly respectively.

*Celebrity Chefs Table Dinners - 1 monthly at $125 per person - 15 people = $1875.00 plus alcohol sales of approximately $500. $2375.00 monthly respectively

*Cooking classes on site. 2 monthly at $60 per person - 12 people = $1440 monthly

* Catering and boxed lunches - $30,000 in signed contracts for October 2020 currently. We will not promote this heavily until other components are running well. This is the low hanging fruit but requires a complete kitchen build out of approximately $60k to push this concept fully. Base $6,000 monthly based on prior concept minimums.

*Grab and Go - this is a new direction for Ranada Riley and will be evaluated. Currently, Ranada has two recipes tested and FDA approved to jar and sell retail. This will be a concept to be fleshed out with time.

*Monthly Membership Component - $60 monthly. This is limitless. We will start with 100 members respectively - $6000 complete profit monthly.

Market Research

Industry

With a market comparison analyzing Covid 19, we found Americans are spending 128% more on food with 56% eating out each night. 1/3rd of the US are experimenting more in the kitchen with learning how to cook. There are 46 million viewers logging in daily on local and nationally syndicated television. E-commerce has increased 30% and is growing with the focus shifting towards entertainment and education. Online groceries are up 113%, online services are up 96%. Books and online education is up 777%. Although Covid19 will not last forever; creativity, consistency and relevancy are key to survival and success in the food industry.

Company Advantages

- Award Winning Chef
- Heavy social media following and fan base
- Excellent Customer Service
- Expansive culinary skills with an emphasis in catering large events, teaching and menu planning
- Prior experience producing a profit during the Covid19 pandemic proving innovation and quick social climate adjustment
- Philanthropic goals and established relationships
- Resources cultivated throughout extensive restaurant and catering career

.

Service Line -

ONLINE COMPONENT

Access to weekly cooking video demonstrations and interactive website which includes blogs, cool music, featured art and exclusive invites to Chef's Table Dinners, Networking Events, and Cooking Classes.

Pricing Structure: undetermined per month membership with weekly add on options. $100 for ingredients of a weekly meal feeds 4 people. $150 for prepared ingredients. $400 additionally buys a segment taped in the customers home.

A plug in of local music that Chef Ranada Riley is listening to.

A plug in of local artists that have art hanging in the 312 South Ashland location

A plug in of YouTube channel

Intellectual Property Rights

All intellectual property including recipe, pictures, media and publications belongs to a separate LLC which prevents theft due to copyright protections.

All intellectual property including recipe, pictures, media and publications belongs to a separate LLC which prevents theft due to copyright protections.

Marketing & Sales

Growth Strategy

To grow the company, Coliseum Dreams will do the following:

- Membership sales for exclusive offerings and events

- Limited boutique style publication advertisements

- Possible sales funnel and social media ads

- Market research and rapid adjustment to trends.

Communicate with the Customer

The membership only site will serve as an interactive tool between members and Ranada.

 An administrative staff member will accept incoming phone and email requests along with coordination of events and calendar.

How to Sell

Memberships promoted and sold through social media and company website. Family meals sold through the website and over the phone through the point of sale. Occasional promotional deals, sponsorships, contest give aways.